Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190955

Relating to the Preliminary Prospectus Supplement dated

September 3, 2013 (to Prospectus dated September 3, 2013)

Starbucks Corporation

Pricing Term Sheet

$750,000,000 3.850% Senior Notes due 2023

September 3, 2013

Issuer:	Starbucks Corporation

Title of Securities:	3.850% Senior Notes due 2023

Ratings (Moody’s/S&P/Fitch)*:	Baa2 / A- / A-

Format:	SEC Registered

Ranking:	Senior Unsecured

Principal Amount:	$750,000,000

Trade Date:	September 3, 2013

Settlement Date:	September 6, 2013 (T+3)

Maturity Date:	October 1, 2023

Coupon (Interest Rate):	3.850% per annum

Price to Public (Issue Price):	99.964%

Benchmark Treasury:	UST 2.500% due August 15, 2023

Spread to Benchmark Treasury:	100 basis points

Benchmark Treasury Price and Yield:	96-30+; 2.854%

Yield to Maturity:	3.854%

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2014

Interest Payment Record Dates:	March 15 and September 15

Optional Redemption:	The Notes will be redeemable at the Issuer’s option at any time prior to July 1, 2023 (three months prior to their October 1, 2023 maturity date), in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 15 basis points, plus (B) accrued and unpaid interest on the notes being redeemed to the redemption date.

At any time on or after July 1, 2023 (three months prior to their October 1, 2023 maturity date), the Issuer may redeem the notes in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the notes by Moody’s and S&P), the Issuer will be required to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP:	855244 AD1

ISIN:	US855244AD16

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:

Citigroup Global Markets Inc.

Wells Fargo Securities, LLC

Goldman, Sachs & Co.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

HSBC Securities (USA) Inc.

Rabo Securities USA, Inc.

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling or emailing Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or dg.prospectus_requests@baml.com; or calling J.P. Morgan Securities LLC collect at (212) 834-4533; or calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649.